Exhibit 99.1

SAP INTERIM REPORT
JANUARY — JUNE 2004

SAP INTERIM REPORT
JANUARY — JUNE 2004

FORWARD-LOOKING STATEMENTS Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2003 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

NON-GAAP MEASURES The quarterly report discloses certain financial measures, such as pro-forma EBITDA, pro-forma operating income and pro-forma expenses, pro-forma net income and pro-forma earnings per share (EPS). These measures are not prepared in accordance with generally accepted accounting principles and are therefore considered non-GAAP financial measures. The non-GAAP measures included in this annual report are reconciled to the nearest U.S. GAAP measure, as is required under SEC rules regarding the use of non-GAAP financial measures. However the non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.

     Management believes that pro-forma EBITDA is a widely accepted supplemental measure of evaluating operating performance and liquidity among companies. Further management believes that pro-forma operating income, pro-forma expenses, pro-forma net income and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

     Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income, and pro-forma EPS are defined as follows:

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.

SAP INTERIM REPORT
JANUARY — JUNE 2004

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:

RECONCILIATION 2ND QUARTER

		Stock-based	Acquisition-
in € million (unaudited)	U.S. GAAP	compensation	related charges	Pro-forma
2004
Cost of product	200	0	6	194
Cost of service	439	7	1	431
Research and development	261	9	0	252
Sales and marketing	400	6	0	394
General and administration	93	8	0	85
Operating income	391	30	7	428
2003
Cost of product	189	3	5	181
Cost of service	411	8	0	403
Research and development	241	11	1	229
Sales and marketing	358	9	0	349
General and administration	99	11	0	88
Operating income	340	42	6	388

RECONCILIATION SIX MONTHS ENDED JUNE 30

		Stock-based	Acquisition-
in € million (unaudited)	U.S. GAAP	compensation	related charges	Pro-forma
2004
Cost of product	382	0	11	371
Cost of service	840	10	1	829
Research and development	492	4	1	487
Sales and marketing	725	4	0	721
General and administration	174	5	0	169
Operating income	724	23	13	760
2003
Cost of product	373	3	11	359
Cost of service	844	8	0	836
Research and development	459	11	1	447
Sales and marketing	665	9	0	656
General and administration	173	11	0	162
Operating income	638	42	12	692

     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.

     In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP’s core operations, or they are factors outside management’s control, dependent on SAP’s share price or the share price of companies we acquire or in which we invest.

LISTINGS SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

SAP INTERIM REPORT
JANUARY — JUNE 2004

ECONOMIC SITUATION 2ND QUARTER 2004

REVENUES Software revenues were €497 million (2003: €431 million), representing an increase of 15% compared to 2003. At constant currencies1), software revenues increased 17% year-over-year.

     Software revenues in the U.S. increased 63% to €140 million (2003: €86 million). At constant currencies1), software revenues in the U.S. increased 70% year-over-year.

     Total revenues were €1.8 billion (2003: €1.6 billion), which was an increase of 9% compared to 2003. At constant currencies1), total revenues increased 11% year-over-year.

INCOME Operating income was €391 million (2003: €340 million), which was an increase of 15% compared to last year. Pro forma operating income was €428 million (2003: €388 million), representing an increase of 10% compared to 2003.

     The operating margin was 22%, which was up one percentage point year-over-year. The pro forma operating margin was 24%, which represented the same level as 2003.

     Net income was €249 million (2003: €219 million), or €0.80 per share (2003: €0.71 per share), representing an increase of 14% compared to 2003. Pro forma net income was €273 million (2003: €253 million), or pro forma €0.87 per share (2003: €0.81 per share), representing an increase of 8% compared to 2003.

PEER GROUP SHARE With approximately $600 million in software revenues on a quarter-end U.S. dollar exchange rate basis, SAP continued to gain worldwide share against its peer group. On a rolling four quarter basis, the Company’s worldwide share against its peer group (defined as SAP and the four companies mentioned in footnote2) based on software revenues was 55% at the end of the second quarter of 2004 compared to 51% at the end of the second quarter of 2003.

     On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the four companies mentioned in footnote3) based on software revenues was 37% at the end of the second quarter of 2004 compared to 29% at the end of the second quarter of 2003.

REGIONAL PERFORMANCE The Americas region, specifically the U.S., continued to be the growth driver for SAP in the second quarter. Software revenues in the U.S. increased 63% year-over-year, but at constant currencies1) U.S. software revenues were 70% higher. The Company believes that it continued to significantly outperform its U.S. based peer group in the U.S. In the EMEA region, the Company is experiencing a slow, but stable recovery as demonstrated by the 2% increase (1% at constant currencies1)) in software revenues for the second quarter. Germany trended upward from the first quarter to the second quarter with a strong 10% year-over-year growth in software revenues. The APA region reported a 19% increase (17% at constant currencies1)) in software revenues for the second quarter with another quarter of solid growth coming from the emerging market countries of China and India. Japan, like EMEA, saw a better performance in the second quarter indicating some stabilization in that country. Software revenues in Japan grew 8% (5% at constant currencies1)) compared to the second quarter of 2003.

ECONOMIC SITUATION FOR THE SIX MONTHS ENDED JUNE 30

REVENUES Six month software revenues were €867 million (2003: €783 million), representing an increase of 11% compared to the same period in 2003. At constant currencies1), software revenues increased 14% for the six month period.

     Total revenues for the first half of 2004 were €3.3 billion (2003: €3.2 billion), which was an increase of 6% compared to 2003. At constant currencies1), total revenues increased 9% for the first half.

INCOME Operating income for the six month period was €724 million (2003: €638 million), which was an increase of 13% compared to the same period last year. Pro forma operating income was €760 million (2003: € 692 million), representing an increase of 10% compared to 2003.

     The operating margin for the first half of 2004 was 22%, which was up 2 percentage points compared to the first half of 2003. The pro forma operating margin for the six month period was 23%, which represented an increase of 1 percentage point compared to the same period in 2003.

     Net income for the 2004 six month period was €478 million (2003: €405 million), or €1.54 per share (2003: €1.31 per share), representing an increase of 18% compared to the 2003 six month period. Pro forma net income was €502 million (2003: €453 million), or pro forma €1.61 earnings per share (2003: €1.45 per share), representing an increase of 11% compared to 2003.

CASH FLOW Operating cash flow was €1.2 billion (2003: €804 million), which was an increase of 45% compared to last year. At June 30, 2004, the Company had €2.8 billion in liquid assets (June 30, 2003: €1.8 billion), representing a 55% increase compared to last year.

1)	Constant currency data excludes the impact of currency exchange rates.

2)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (Business Solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 61% in the second quarter of 2004.

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 42% in the second quarter of 2004.

SAP INTERIM REPORT
JANUARY — JUNE 2004

KEY FIGURES AT A GLANCE SAP GROUP

			Change	Change
in € millions (unaudited)	Q2 2004	Q2 2003	total	in %
Revenues	1,781	1,638	143	9
Software revenues	497	431	66	15
Income before taxes	391	347	44	13
Net income	249	219	30	14
Headcount, in FTE (June 30)	30,945	28,961	1,984	7

REVENUE BY REGION SAP GROUP

			Change	Change
in € millions (unaudited)	Q2 2004	Q2 2003	total	in %
Total	1,781	1,638	143	9
— at constant currency rates				11
EMEA	994	942	52	6
— at constant currency rates				5
Americas	578	506	72	14
— at constant currency rates				21
Asia Pacific	209	190	19	10
— at constant currency rates				9

RESEARCH AND DEVELOPMENT

     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2004. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator. R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 9% to €487 million in the first halfyear 2004 (Q2 2004: €252 million) compared to €447 million of the first halfyear 2003 (Q2 2003: €229 million) despite the Company’s pursuit of operating margin improvement.

     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) rose to 14.6% (H1 2003: 14.2%) and, measured in full time equivalents, the number of employees working in development teams rose in H1 2004 to 9,269 (H1 2003: 8,391).

BUSINESS OUTLOOK

     SAP has not changed its outlook for 2004, which is as follows:

     Software revenues are expected to increase by around 10% compared to 2003.

     The pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, is expected to increase by around one percentage point compared to 2003.

     Pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, are expected to be in the range of €4.20 to €4.30 per share.

     The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.25 per €1.00.

SAP INTERIM REPORT
JANUARY — JUNE 2004

SECOND QUARTER HIGHLIGHTS

IN THE SECOND QUARTER, SAP DEMONSTRATED STRONG MOMENTUM, ANNOUNCING MAJOR DEALS IN ALL KEY REGIONS These included in the Americas: Adobe System, Citrix, Massachusetts Mutual Life Insurance, and Pepsi Co (all in the US), Petroflex Industria e Comercia (Brazil); in EMEA: Akzo Nobel (Netherlands), Swarovski (Austria), Thyssen Krupp, and Vodafone (Germany), Yves Rocher (France), Mediaset (Italy), and South African Post Office (South Africa); and in Asia Pacific: NEC Micro Systems, Cosmo Oil, Yokohama Rubber (all Japan), National Australian Bank (Australia), Hyundai Heavy Industries (Korea), Shanghai Municipal Electric Power (China), and Jet Airways and Tata Motors (both India).

SAP HOSTED ITS ANNUAL SAPPHIRE CONFERENCES IN NORTH AMERICA (NEW ORLEANS), AUSTRALIA (BRISBANE) AND JAPAN (TOKYO) The conferences attracted in total more than ten thousand customers, prospects, and partners, and served as forums in which SAP presented new products and developments. SAP’s NetWeaver integration and applications platform was a focal point at the SAPPHIRE conferences this year. During SAPPHIRE in New Orleans, SAP introduced new adaptive computing capabilities for NetWeaver. The new functionalities are designed to help customers leverage existing investments, drive enhanced customer efficiencies and improve flexibility.

SAP AND IBM ANNOUNCED A MAJOR RETAIL PARTNERSHIP IN MAY DURING THE SAPPHIRE CONFERENCE IN NEW ORLEANS The deal is an expansion of a global strategic alliance aimed at enabling leading retailers to strategically transform their businesses to meet rapidly changing consumer demands and global competition. SAP and IBM jointly agreed to promote the end-to-end retail offering comprised of SAP and IBM retail solutions and technologies, leveraging in particular IBM store capabilities and SAP retail business solutions.

SAP AND MICROSOFT ALSO ANNOUNCED A SIGNIFICANT EXPANSION OF THEIR LONG-STANDING RELATIONSHIP DURING SAPPHIRE IN NEW ORLEANS The partnership is based on a shared commitment to Web services as the foundation for the next generation of enterprise software. The two companies detailed a road map for deeper integration between Microsoft .NET and SAP NetWeaver, the companies’ respective strategic platform initiatives, allowing customers to get more out of business-critical SAP applications and technologies running in collaboration with Microsoft .NET. The jointly developed solutions will greatly enhance access to SAP NetWeaver functionality for developers using Microsoft Visual Studio .NET and will increase the interoperability between SAP solutions and the Microsoft Office System.

SAP ACQUIRED A2I, INC., a privately held software company, to broaden master data management capabilities of the SAP NetWeaver open integration and applications platform. The acquisition was part of SAP’s continuing strategy to identify and acquire businesses that can enhance SAP’s ability to deliver the most innovative suite of products available, helping customers address specific business challenges for competitive advantage.

CONSOLIDATED INCOME STATEMENTS SAP GROUP 2ND QUARTER

			Change
in € millions | (unaudited)	2004	2003	in %
Software revenue	497	431	15
Maintenance revenue	698	633	10
Product revenue	1,195	1,064	12
Consulting revenue	487	479	2
Training revenue	78	75	4
Service revenue	565	554	2
Other revenue	21	20	5

Total revenue	1,781	1,638	9

Cost of product	-200	-189	6
Cost of service	-439	-411	7
Research and development	-261	-241	8
Sales and marketing	400	-358	12
General and administration	-93	-99	-6
Other income/expenses, net	3	0	n. a.

Total operating expense	-1,390	-1,298	7

Operating income	391	340	15
Other non-operating income/expenses, net	-11	2	-650
Financial income, net	11	5	120

Income before income taxes	391	347	13
Income taxes	-141	-127	11
Minority interest	-1	-1	0

Net income	249	219	14

Basic earnings per share (in €)	0.80	0.71	14

CONSOLIDATED INCOME STATEMENTS SAP GROUP SIX MONTHS ENDED JUNE 30

			Change
in € millions | (unaudited)	2004	2003	in %
Software revenue	867	783	11
Maintenance revenue	1,364	1,241	10
Product revenue	2,231	2,024	10
Consulting revenue	929	955	-3
Training revenue	148	152	-3
Service revenue	1,077	1,107	-3
Other revenue	29	27	7

Total revenue	3,337	3,158	6

Cost of product	-382	-373	2
Cost of service	-840	-844	0
Research and development	-492	-459	7
Sales and marketing	-725	-665	9
General and administration	-174	-173	1
Other income/expenses, net	0	-6	-100

Total operating expense	-2,613	-2,520	4

Operating income	724	638	13
Other non-operating income/expenses, net	-6	12	-150
Financial income, net	37	8	363

Income before income taxes	755	658	15
Income taxes	-274	-250	10
Minority interest	-3	-3	0

Net income	478	405	18

Basic earnings per share (in €)	1.54	1.31	18

SAP INTERIM REPORT
JANUARY — JUNE 2004

CONSOLIDATED BALANCE SHEETS SAP GROUP

			Change
in € millions (unaudited)	06/30/2004	12/31/2003	in %
Assets
Intangible assets	538	421	28
Property, plant and equipment	1,016	1,020	0
Financial assets	167	168	- 1
Fixed assets	1,721	1,609	7

Accounts receivables	1,534	1,771	- 13
Inventories and other assets	491	516	- 5
Liquid assets/marketable securities	2,766	2,097	32
Current assets	4,791	4,384	9

Deferred taxes	226	265	- 15

Prepaid expenses	163	68	140

Total assets	6,901	6,326	9

Shareholders’ equity and liabilities
Shareholders’ equity	3,955	3,709	7
Minority interest	21	59	64
Reserves and accrued liabilities	1,444	1,567	- 8
Other liabilities	624	686	- 9
Deferred income	857	305	181

Total shareholders’ equity and liabilities	6,901	6,326	9

Days sales outstanding	74	16

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
in € millions (unaudited)	capital	stock	paid-in capital	earnings	income/loss	equity
01/01/2003	315	- 373	185	2,871	- 126	2,872
Net income				405		405
Dividends paid				- 186		- 186
Change in treasury stock		- 71				- 71
Currency translation adjustment				- 68	- 68
Unrealized gains on marketable securities					13	13
Unrealized gains on cash flow hedges					11	11
Stock-based compensation			35			35
Convertible bonds & stock options exercised			3			3
Other changes			- 1		1	0

06/30/2003	315	- 444	222	3,090	- 169	3,014

01/01/2004	315	- 462	297	3.761	- 202	3,709
Net income				478		478
Dividends paid				- 249		- 249
Change in treasury stock		- 20				- 20
Currency translation adjustment					34	34
Unrealized losses on marketable securities					- 5	- 5
Unrealized losses on cash flow hedges					- 13	- 13
Unrealized losses on STAR hedges					- 4	- 4
Stock-based compensation			- 2			- 2
Convertible bonds & stock options exercised	1		18			19
Other changes			5	3		8

06/30/2004	316	- 482	318	3,993	- 190	3,955

SAP INTERIM REPORT
JANUARY — JUNE 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP SIX MONTHS ENDED JUNE 30

in € millions (unaudited)	2004	2003
Net income	478	405

Minority interest	3	3
Net income before minority interest	481	408

Depreciation and amortization	100	102
Gains on disposal of property, plant and equipment and marketable equity securities, net	- 12	0
Write-downs of financial assets, net	4	11
Impacts of hedging	- 11	3
Change in accounts receivable and other assets	301	344
Change in deferred stock compensation	- 2	35
Change in reserves and liabilities	- 115	- 554
Change in deferred taxes	- 34	36
Change in other current assets	- 100	- 52
Change in deferred income	552	471

Net cash provided by operating activities	1,164	804

Acquisition of minorities in subsidiaries	- 156	- 9
Purchase of intangible assets and property, plant and equipment	- 89	- 96
Purchase of financial assets	- 27	- 8
Proceeds from disposal of fixed assets	42	16
Change in liquid assets (maturities greater than 90 days) and marketable securities	149	- 226

Net cash used in investing activities	- 81	- 323

Dividends paid	- 249	- 186
Change in treasury stock	- 20	- 71
Change in bonds, net	18	2
Other changes to additional paid-in-capital	5	- 1
Proceeds from line of credit and long-term debt	6	122
Effect of STAR-hedge	- 43	- 9

Net cash used in financing activities	- 283	- 143

Effect of foreign exchange rates on cash	18	- 21

Net change in cash and cash equivalents	818	317

Cash and cash equivalents at the beginning of the period	1,340	1,122
Cash and cash equivalents at the end of the period	2,158	1,439

SAPINTERIM REPORT
JANUARY — JUNE 2004

CONSOLIDATED INCOME STATEMENTS SAP GROUP 2ND QUARTER

Additional information

			Change
in € millions (unaudited)	2004	2003	in %
Pro-forma EBITDA reconciliation
Net income	249	219	14
Minority interest	1	1	0
Income taxes	141	127	11
Net income before income taxes	391	347	13
Financial income, net	-11	-5	120
Other non-operating income/expenses, net	11	-2	-650
Operating income	391	340	15
Depreciation & amortization	51	52	-2

Pro-forma EBITDA	442	392	13
as a % of sales	25%	24%
Pro-forma operating income reconciliation
Operating income	391	340	15
LTI/STAR	29	41	-29
Settlement of stock-based compensation programs	1	1	0
Total stock-based compensation	30	42	-29
Acquisition-related charges	7	6	17

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	428	388	10
Finance income	11	5	120
thereof impairment-related charges	0	-2	-100
Income before income taxes	391	347	13
Income taxes	141	127	11
Effective tax rate	36%	37%
Pro-forma net income reconciliation
Net income	249	219	14
Stock-based compensation, net of tax	20	29	-31
Acquisition-related charges, net of tax	4	3	33
Impairment-related charges, net of tax	0	2	-100

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	273	253	8

Pro-forma EPS reconciliation
Earnings per share (in €)	0.80	0.71	14
Stock-based compensation	0.06	0.09	-31
Acquisition-related charges	0.01	0.01	33
Impairment-related charges	0.00	0.00	-100

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	0.87	0.81	8
Weighted average number of shares (in thousands)	310,888	310,580

SAP INTERIM REPORT
JANUARY — JUNE 2004

CONSOLIDATED INCOME STATEMENTS SAP GROUP SIX MONTHS ENDED JUNE 30

Additional information

			Change
in € millions (unaudited)	2004	2003	in %
Pro-forma EBITDA reconciliation
Net income	478	405	18
Minority interest	3	3	0
Income taxes	274	250	10
Net income before income taxes	755	658	15
Financial income, net	-37	-8	363
Other non-operating income/expenses, net	6	-12	-150
Operating income	724	638	13
Depreciation & amortization	100	102	-2

Pro-forma EBITDA	824	740	11
as a % of sales	25%	23%
Pro-forma operating income reconciliation
Operating income	724	638	13
LTI/STAR	22	40	-45
Settlement of stock-based compensation programs	1	2	-50
Total stock-based compensation	23	42	-45
Acquisition-related charges	13	12	8

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	760	692	10
Finance income	37	8	363
thereof impairment-related charges	-1	-12	-92
Income before income taxes	755	658	15
Income taxes	274	250	10
Effective tax rate	36%	38%
Pro-forma net income reconciliation
Net income	478	405	18
Stock-based compensation, net of tax	15	29	-48
Acquisition-related charges, net of tax	8	7	14
Impairment-related charges, net of tax	1	12	-92

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	502	453	11

Pro-forma EPS reconciliation
Earnings per share (in €)	1.54	1.31	18
Stock-based compensation (in €)	0.05	0.09	-48
Acquisition-related charges (in €)	0.02	0.02	14
Impairment-related charges (in €)	0.00	0.03	-92

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.61	1.45	11
Weighted average number of shares (in thousands)	310,895	310,848

GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per June 30, 2004 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2003, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2003 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total
12/31/2003	21	75	96
Additions	—	—	—
Disposals	2	—	2
03/31/2004	19	75	94
Additions	—	—	—
Disposals	1	—	1
06/30/2004	18	75	93

     As of June 30, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

Stock-based Compensation SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

     The fair value of the Company’s stock-based awards granted in the first quarter of 2004 under SAP SOP 2002 amounts to €43.61 per option and was calculated using the following assumptions:

Expected life (in years)	2.5
Risk free interest rate	2.65%
Expected volatility	56.7%
Expected dividends	0.45%

The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.

Net income

	Q2	H1	Q2	H1
in € millions	2004	2004	2003	2003
As reported	249	478	219	405
Add/Minus: Expense for stock-based compensation, net of tax according to APB 254)	20	15	28	27
Minus: Expense for stock-based compensation, net of tax according to FAS 123	51	98	51	93

Pro forma	216	395	196	339

Earnings per share

	Q2	H1	Q2	H1
in €	2004	2004	2003	2003
Basic — as reported	0.80	1.54	0.71	1.31
Diluted — as reported	0.80	1.53	0.70	1.31
Basic — pro-forma	0.69	1.27	0.63	1.09
Diluted — pro-forma	0.69	1.27	0.63	1.09

     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of June 30, 2004 amounts to approximately 15 million. For further information to our stock-based compensation plans we refer to our annual report 2003 on Form 20-F filed with the SEC.

Subscribed Capital At June 30, 2004, SAP AG had 315,958,537 no-par ordinary shares issued with a calculated nominal value of €1 per share.

     In the first half of the year the number of ordinary shares increased by 544,984 (Q2: 473,120), representing €544,984 (Q2: €473,120) resulting from the exercise of awards granted under certain stock-based compensation programs.

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

SAP INTERIM REPORT
JANUARY — JUNE 2004

Treasury Stock As of June 30, 2004, SAP had acquired 4,679 thousand of its own shares, representing €4,679 thousand or 1.5% of capital stock. In the first half of the year 2004 453 thousand (Q2: 406 thousand) shares were acquired under the buyback program at an average price of approximately €128.18 (Q2: 127.74) per share, representing €453 thousand (Q2: €406 thousand) or 0.14% (Q2: 0,12%) of capital stock. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

     Included in the above acquisitions are 115 thousand (Q2: 68 thousand) of its own ordinary shares, representing €115 thousand (Q2: 38 thousand) or 0.04% (Q2: 0,02%) of capital stock at an average market price of €130.40 (Q2: €129.32) per share in conjunction with employee discounted stock purchase programs. Such shares were transferred to employees during the year at an average price of €87.16 (Q2: €84.04) per share.

     In the first six months of the year certain of SAP AG’s North American subsidiaries purchased an additional 161 thousand (Q2: 58 thousand) ADRs at an average price of US$40.69 per ADR (Q2: US$39.58). Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US$34.62 (Q2: US$33.98) per ADR by an administrator. The Company held no ADRs at June 30, 2004.

SEGMENT INFORMATION Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition related charges are not part of segment costs but are shown separately. The Company’s segment disclosure for 2003 was revised to conform to the current period presentation.

     The segment information for the periods presented are as follows:

Q2 2004

in € millions	Product	Consulting	Training	Total
External revenue	1,231	470	80	1,781
Segment expenses	-544	-364	-51	-959
Segment contribution	687	106	29	822
Segment profitability	55.8%	22.6%	36.3%

Q2 2003

in € millions	Product	Consulting	Training	Total
External revenue	1,091	463	78	1,632
Segment expenses	-448	-353	-57	-858
Segment contribution	643	110	21	774
Segment profitability	58.9%	23.8%	26.9%

H1 2004

in € millions	Product	Consulting	Training	Total
External revenue	2,285	899	151	3,335
Segment expenses	-996	-698	-99	-1.793
Segment contribution	1,289	201	52	1,542
Segment profitability	56.4%	22.4%	34.4%

H1 2003

in € millions	Product	Consulting	Training	Total
External revenue	2,058	923	160	3,141
Segment expenses	-864	-728	-117	-1.709
Segment contribution	1,194	195	43	1,432
Segment profitability	58.0%	21.1%	27.5%

     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q2	H1	Q2	H1
in € millions	2004	2004	2003	2003
Total revenue for reportable segments	1,781	3,335	1,632	3,141
Other external revenues	0	2	6	17

	1,781	3,337	1,638	3,158

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q2	H1	Q2	H1
in € millions	2004	2004	2003	2003
Total contribution for reportable segments	822	1.542	774	1.432
Contribution from activities outside the reportable segments	-394	-782	-386	-740
Stock-based compensation expenses	-30	-23	-42	-42
Acquisitions related charges	-7	-13	-6	-12
Other differences	0	0	0	0
Operating income	391	724	340	638
Other non-operating income/expenses, net	-11	-6	2	12
Finance income, net	11	37	5	8

Income before income taxes	391	755	347	658

Geographic Information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

Income before income taxes

	Q2	H1	Q2	H1
in € millions	2004	2004	2003	2003
Germany	236	760	322	778
Rest of EMEA5)	55	121	67	117

Total EMEA	291	881	389	895
United States	31	94	17	47
Rest of America	-7	-4	4	10

Total America	24	90	21	57
Japan	-1	9	7	19
Rest of Asia-Pacific	19	33	10	10

Total Asia-Pacific	18	42	17	29

	333	1,013	427	981

Sales by destination

	Q2	H1	Q2	H1
in € millions	2004	2004	2003	2003
Germany	419	773	414	755
Rest of EMEA5)	575	1.092	545	1,041

Total EMEA	994	1,865	959	1,796
United States	468	865	385	772
Rest of America	110	213	108	202

Total America	578	1,078	493	974
Japan	93	183	89	202
Rest of Asia-Pacific	116	211	97	186

Total Asia-Pacific	209	394	186	388

	1,781	3,337	1,638	3,158

Employees by region

in full time equivalents	06/30/2004	06/30/2003
Germany	13,304	12,633
Rest of EMEA5)	6,904	6,746

Total EMEA	20,208	19,379
United States	4,919	4,659
Rest of America	1,483	1,438

Total America	6,402	6,097
Japan	1,378	1,324
Rest of Asia-Pacific	2,957	2,161

Total Asia-Pacific	4,335	3.485

	30,945	28,961

Other Segment Information

Six months software revenue by solution SAP group6)

	Q2	Q1
in € millions (unaudited)	2004	2004
ERP	205	156
SCM	107	81
CRM	110	71
SRM	27	24
PLM	29	31
Other	19	7

Total software revenue	497	370

Employees

			Absolute
in full time equivalents	06/30/2004	03/31/2004	change
Research & Development	9,269	9,060	209
Service & Support	13,139	12,759	380
Sales & Marketing	5,374	5,246	128
General & Administration	3,163	3,101	62

SAP Group	30,945	30,166	779

5)	Europe/Middle East/Africa

6)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20F.

FINANCIAL CALENDAR

2004
OCTOBER 21
Preliminary figures for Q3 2004
telephone conference

2005
JANUARY 26
Figures for fiscal year 2004
press, analyst, and telephone conference

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